Filed by: Enel Chile S.A. (Commission File No. 001-37723)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

Enel Chile

Project Elqui – Proposed Transaction key terms

15 November 2017

Project Elqui Overview

Proposed transaction

Enel Chile ("EC") is promoting a transaction consisting in a corporate reorganization that would entail i) the **merger of Enel Chile with EGP Latin America** ("EGPL"), and ii) a **Public Tender Offer** ("PTO") **launched by Enel Chile over Enel Generación Chile ("EGC")**

Current situation
1
Cash & Stock(1) PTO
2
Merger EGP Chile – EC
100.0%
60.6%
Latin America
Chile
100.0%
60.0%
99.1%
Green Power
Generación Chile
Distribución Chile
PTO
75-100%
Similar

Merger subject to minimum PTO acceptance of more than 75% of EGC share capital

1. EC would impute part of the PTO price to subscribe and deliver the shares of EC to EGC shareholders

2

Project Elqui Overview

Transaction rationale and conditions

enel Chile

Transaction Rationale

1. Consolidating Enel Chile **leadership position** in the Chilean energy space
2. **Increasing** Enel Chile **market capitalization**, deriving in greater liquidity
3. **Integrating the renewable energy platform of EGPL** in the conventional generation platform of Enel Chile, providing with a clear and sustainable path for growth
4. Reducing Enel Chile's **holding discount** thanks to the increase of the stake of Enel Chile in Enel Generación Chile, and thus lowering the minority leakage

Enel SpA Minimum Conditions

1. The transaction must be executed at **market terms**
2. The transaction must be **EPS accretive for Enel Chile**
3. **Enel should retain a similar stake in the resulting EC**
4. **Statuary concentration limit in EGC (65%) should be removed**

3

Project Elqui Proposed Transaction

ENEL CHILE proposed transaction terms

Tender Offer on EGC
PTO price
CLP 590
per share
(+20.7% vs. undisturbed price¹)
Cash 60%
~CLP 354
per share
+
Stock 40%
Exchange ratio ~7.2x EC/EGC
~2.88 newly issued shares of EC
Merger EC and EGPL
EGPL value
CLP 1,295 per share
EC Value
CLP 82
per share
(+16.3% vs. undisturbed price¹)
Exchange ratio 15.8x EC/EGPL

The Proposed Transaction terms:

- provide a fair treatment of all parties involved (proposed terms within the ranges set by independent evaluators)
- is compliant with the conditions set for the Transaction
  - EPS accretive for EC
  - ENEL stake similar to current
- would preserve a sound capital structure post Transaction

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1. Announcement day (stock price as of 25th August of Enel Chile of CLP 70.5 and Enel Generación Chile of CLP 489)

Project Elqui Proposed Transaction

Proposed terms in line with independent evaluators and appraisers

Evaluator / Appraiser
Price per Share (CLP)
Chile
Gx
EGC / EC Ratio (x)
EGPL / EC Ratio (x)
CLP$ 82
CLP$ 590
7.2x
15.8x
LarrainVial
80 87
534 586
6.4 7.0
15.0 17.3
Econsult
79 86
537 595
6.6 7.1
14.6 17.1
Banco de Chile
77 82
541 579
6.6 7.5
14.9 17.2
asset
80 84
570 590
7.2 8.5
15.1 19.0
Oscar Molina
87 95
12.5 15.8
Felipe Schmidt
86 98
14.0 16.2

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Timeline and Next Steps

Transaction expected timetable

enel Chile

Transaction approval (2017) | **Transaction execution (2018)**

14 November 2017
- Board of Directors of EC presents Transaction Proposal and summons EGM
- Board of Directors of EGC summons EGM

20 December 2017
- EC EGM to approve Merger and Capital Increase
- EGC EGM to approve change in Bylaws

By Mid February 2018
- CI preemptive period starts
- PTO starts

By Mid March 2018
- CI preemptive period ends
- PTO ends

By the end of 1Q 2018
- PTO settlement and merger effectiveness upon verification of conditions precedent

Under the proposed Transaction structure the PTO and the Merger will occur simultaneously with the aim of completing the Transaction during first quarter of 2018

6

Enel Chile – Post Transaction Snapshot

Undisputed leader in power generation and distribution in the energy market in Chile

Generation

Installed Capacity (GW)

7.5
63% renewables
(+42% vs average peers)
4.1
3.3
2.0
Enel Chile[2]
AES Gener
Colbún
Engie Energia Chile

Main player in terms of installed capacity in Chile with a market share of over 35% and uniquely positioned for the energy transition

Installed capacity 2017[1]: 6.3 GW

Net production 2017[1]: 17.1 TWh

+20%
6.3
7.5
0.6
1.5
0.6
3.6
0.6
1.5
0.5
1.3
3.7
2017[1]
2020
+18%
17.1
20.2
0.5
4.2
3.1
9.3
1.1
1.6
3.7
13.8
2017[1]
2020
Renewable
EGPL
Coal
CCGT
Oil & Gas

Distribution

2016 Energy Sales (TWh)

16.0
13.0
3.2
2.8
Enel Dx
CGE
SAESA
Chilquinta

Main distributor in terms of energy sales in Chile with a market share of over 40%

Energy sales 2017: 16.3 TWh

+6%
16.3
17.3
2017
2020

Final clients 2017: 1.9 million

+6%
1.9
2.0
2017
2020

1. 2017 figures do not include EGPL
2. Enel Chile pro forma, considering EGPL installed capacity

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Enel Chile – Merger with EGPL

EGP Chile, largest renewable platform in Chile

Renewables Installed Capacity (GW)
3x
1.2
0.4
0.2
0.2
0.2
EGPC
SunEdison
Acciona
LAP
Pattern

- **Largest renewable energy generation company in Chile, almost tripling the competition in installed capacity**
- **Geographical diversification in Chile**
- **Exposure to wind, solar and geothermal**

Plant Portfolio (1,195 MW, with 16 plants in operation)

Finis Terrae
Pampa Norte
Cerro Pabellón
Valle de los Vientos
Sierra Gorda Este
Lalackama I
Lalackama II
Taltal
Chañares
Diego de Almagro
Talinay Oriente
Talinay Poniente
La Silla
Carrera Pinto
Renaico
Los Buenos Aires
Pullinque
Pilmaiquén

Capacity breakdown by technology

Geo 4%
Hydro 8%
Wind 47%
Solar 41%

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Enel Chile – Merger with EGPL

Clear path to growth through EGP Chile

enel Chile

Strong pipeline with clear construction strategy

Technology	MW	GWh/year	2016 Awarded (GWh)	2017 Awarded (GWh)	Location
Solar PV	979	2.480			
Wind	124	451			
Geo	33	236			
Total	**1,136**	**3,167**	**952**	**1,180**	

Pipeline diversified by technology and geography

78% of pipeline has synergies with plants under operation

Competitive pipeline with short time to market, out of which almost 2 TWh per year covered by PPAs

Source: Company information

9

Enel Chile – Post Transaction Financials

New Enel Chile key consolidated financials

Key Financials of new Enel Chile

	Units	2018	2019	2020	*CAGR 18-20 (%)*
EBITDA[1]	*US$ mn*	**1,417**	**1,692**	**1,824**	***+13.4%***
Payout	*%*	*60%*	*65%*	*70%*	*n.a.*
Capex	***US$ mn***	**0.5**	**0.5**	**0.5**	***n.m.***

EBITDA breakdown[1]

CAGR 2018-20
+13%
1,417
269
298
866
1,824
307
365
1,166
2018
2020
EGC
ENEL DX
EGPL

1. EBITDA includes proportional allocation of holding costs of Enel Chile

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Enel Chile – Post Transaction Financials

Optimization of financial structure (US$ bn)

ND/EBITDA pre 0.6x[1]
ND/EBITDA post ~2.4x
0.6
1.1
1.6
3.3
Net debt EC Pre
Net debt EGPC
Cash out for PTO
(87.5% acceptance)
Net debt post Elqui

Enhanced company profile with an optimized capital structure

1. Net debt forecast and pre closing EBITDA

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Enel Chile – Closing remarks

Project Elqui paves the way for a new equity story of Enel Chile

RENEWED INDUSTRIAL PROFILE
DIVERSIFIED ACROSS ALL POWER SEGMENTS
SHAREHOLDERS INTERESTS ALLIGNEMENT
UNDISPUTED MARKET LEADER
OPTIMIZED CAPITAL STRUCTURE
POTENTIAL STOCK VALUE UPSIDE
HIGHER CAPITALIZATION AND LIQUIDITY
enel
CHILE

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Enel Chile
IR Team

Susana Rey
Head of IR Enel Chile
+56 2 2630 9606
susana.rey@enel.com

Catalina González
Head of IR Enel Generación Chile
+56 2 2630 9603
catalina.gonzalez@enel.com

Guillermo Berguecio
Investor Relations Associate
+56 2 2630 9506
guillermo.berguecio@enel.com

Francisco Basauri
Investor Relations Associate
+56 2 2630 9585
francisco.basauri@enel.com

ir.enelchile@enel.com
For further information, visit our IR site at:
www.enelchile.cl

Gonzalo Juarez
IR New York Office
+1 (212) 520 1025
gonzalo.juarezdelarasilla@enel.com

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This presentation contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of Enel Chile S.A. (“Enel Chile”) and its management with respect to, among other things: (1) Enel Chile's capital investment program; (2) trends affecting Enel Chile's financial condition or results of operations; (3) Enel Chile’s dividend policy; (4) the future impact of competition and regulation; (5) political and economic conditions in Chile and in the countries in which Enel Chile or its related companies may operate in the future; (6) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (7) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: (1) Enel Chile may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from the proposed reorganization described herein (the “Reorganization”); (2) Enel Chile may incur unanticipated costs associated with the proposed Reorganization; (3) potential integration of Enel Chile and Enel Green Power Latin America may be difficult and expensive; (4) Enel Chile following the consummation of the proposed Reorganization may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect its operations and financial condition; (5) the proposed Reorganization may be delayed or may not be consummated, negatively affecting the market price of Enel Chile’s stock; and (6) the other risk factors discussed in Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2016, under the heading “Item 3.D. Risk Factors.” There can be no assurance that the proposed Reorganization or any other transaction described in this presentation will in fact be consummated in the matter described or at all. These forward-looking statements are made only as of the date hereof. Enel Chile undertakes no obligation to update these forward-looking statements, except as required by law.

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No Offer or Solicitation
This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders
The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

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